Kristen A. Baracy
Direct: 312.454.0264
kbaracy@synergylawgroup.com

July 28, 2011

VIA ELECTRONIC DELIVERY
Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
U. S. Securities and Exchange Commission
100 F Street, N. E.
Washington, D. C. 20549-4628

Re:	Press Ventures, Inc.
Registration Statement on Form S-1
Filed May 27, 2011
File Number 333-171209

Dear Mr. Schwall:

This letter is in response to your comment letter dated June 24, 2011 to Caroline Johnston, President of Press Ventures, Inc. (the “Company”), regarding the Company’s Registration Statement on Form S-1/A filed May 27, 2011.  We have today filed electronically on EDGAR a marked copy of the Company’s Registration Statement on Form S-1/A (the “Registration Statement”) along with this letter.  These revisions incorporate the changes made in response to your comments which are itemized below.

General

1.
The Registration Statement has been marked to reflect changes from the previously filed version. Where a comment also relates to disclosure appearing elsewhere in the document, appropriate revisions have been made throughout the Registration Statement with respect to all affected disclosure. Full responses have been provided to each question within the numbered comments.  We have indicated below where in the marked Registration Statement you may find responsive disclosure to each numbered comment.

2.	The number of shares covered by the offering has been corrected from “1,800,000” to “2,800,000” on the cover page and on page 3.

U. S. Securities and Exchange Commission
July 28, 2011

3.
Ms. Johnston, our sole director and sole officer, will not purchase shares offered in this offering. The Company has, therefore, deleted reference to her possible purchases of any shares covered by this Offering.

4.
If all shares are not sold within 180 days of the effective date of this Offering, the Company will promptly return subscription funds. The Company has so revised the Registration Statement on the cover page, the Overview in the Prospectus Summary on page 3, Terms of the Offering on page 4, Use of Proceeds on page 13 and the Plan of Distribution on page 15.

5.
The Company has made a decision to have the subscription funds deposited in an escrow account to be held by its escrow agent, Synergy Law Group, LLC, at American Chartered Bank in Chicago, Illinois, pursuant to the terms of an Escrow Agreement, the form of which is attached to the Registration Statement as Exhibit 10.3

6.	Subscription funds will be held in escrow account as described above. A risk factor has been added on page 5 disclosing that the funds are subject to third party claims.

7.	The Company has disclosed its financial position on the cover page, has added a risk factor with this disclosure on page 5 and has added the disclosure to the MD&A section on page 30.

8.
The disclosure on page 4 has been revised to provide that offering expenses may be paid from cash on hand, the proceeds of the Offering or from a cash advance from the Company’s sole officer and director.

9.
Caroline Johnston, the Company’s sole officer and director, has now made a verbal commitment to advance up to $15,000. The Registration Statement has been revised on pages 3, 5, 29 and 30 to include this disclosure. Disclosure responsive to prior comment 9 in your letter to the Company dated January 12, 2011 has been added in the Plan of Operation on page 29 and in Liquidity and Capital Resources on page 30.

Prospectus Summary, page 3

10.	We have added the estimated cost of the Phase Two exploration to the Prospectus Summary and have disclosed the absence of other funding sources and the dilutive effect of further securities offerings.

Risk Factors, page 5

The Company will deposit offering proceeds into its operating account, page 12

11.	This risk factor has been deleted, because it no longer reflects the Company’s plans with respect to subscription funds which will now be held in an escrow account.

U. S. Securities and Exchange Commission
July 28, 2011

Use of Proceeds, page 13

12.	The “Use of Proceeds” table on page 13 has been revised to accurately reflect the use of proceeds.

Plan of Distribution, page 15

13.	As provided above, the Company’s sole officer will not purchase stock covered in this Offering, and reference to that possibility has been deleted.

Geological Report, page 23

14.	The estimated date of commencement of the Phase One exploration program has been revised on page 23.

Opinion of Counsel

15.	An updated legality opinion is attached as Exhibit 5.1 to the Registration Statement.

The Company and management acknowledge and understand that they are responsible for the accuracy and adequacy of the disclosures made in their filing.

The Company further acknowledges the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the Company’s responses and revisions address the comments raised in your letter to the Company dated June 24, 2011.  However, the Company will provide further information and make further revisions at your direction.

Very truly yours,

/s/ Kristen A. Baracy